

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

<u>Via Facsimile</u>
Mr. Thomas G. O'Brien
Treasurer and Secretary
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

  Re: Amdocs Limited
    Form 20-F for the Fiscal Year Ended September 30, 2010
    Filed December 7, 2010
    Amendment No. 1 to Form 20-F for the Fiscal Year Ended
    September 30, 2010
    Filed December 9, 2010
    File No. 001-14840

Dear Mr. O'Brien:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

       Sincerely,

       /s/ Patrick Gilmore

       Patrick Gilmore
       Accounting Branch Chief